November 20, 2007	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Mr. Duc Dang Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

The Quantum Group, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form SB-2

Filed October 25, 2007

File No. 333-142990

Dear Mr. Dang:

This firm represents the Company in connection with the above-referenced filing.

The purpose of this letter is to provide the Company’s responses to the November 8, 2007 comment letter (the “Comment Letter”) to Mr. Noel J. Guillama, Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in the amended filings referred to above. Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.

Comment 1.      We note your response to comment four of our letter dated October 16, 2007.  The disclosure on page 4 and elsewhere does not appear to disclose the full discount Bridge unit holders receive for their original investment.  You continue to disclose that the Bridge shares are exchangeable for units “equivalent to their initial investment in bridge units.”  The Bridge notes, which are part of the units, are already convertible at a discount of 30%.  As such, it appears that the ability to exchange the Bridge shares, which are also a part of the Bridge units provides a greater discount for Bridge unit investors than the 30% disclosed.  As such, we reissue the comment.  Please revise to discuss the full discount a Bridge unit investor would receive when they convert and exchange the Bridge notes and shares.  In your revision, please address the purchase price of one Bridge unit and disclose

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

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the total number of units, similar to those being registered, issuable in such exchange and conversion of notes and shares.

Response:

The disclosures on p. 65, Description of Securities – Convertible Bridge Notes, Bridge Shares and Registration Rights, as well as in several other places throughout the document have been revised to address the above comment. See page 64 in Amendment No. 6.

Comment 2.      We note the revised disclosure on page 59 that you received a promissory note from HCF with an original issue discount.  It appears that this offering would trigger the prepayment agreement.  As such, please revise to disclose the interest rate on which the original issue discount is based and the amount you would have to prepay following this offering.  Clarify if you will have to pay the full discount amount even though you are prepaying with proceeds from this offering.

Response:

The disclosures on page 59 of the revised disclosure have been revised to address the above comment. See page 57 in Amendment No. 6.

Comment 3.      We note in the second paragraph of the legality opinion that your counsel has “relied upon such opinion of the company’s Nevada legal counsel.”  Please revise to disclose the nature of counsel’s reliance upon the opinion of Nevada counsel.  Please identify the Nevada counsel, provide such counsel’s consent, and file that counsel’s opinion.

Response:

The legality opinion has been revised to address the above comment. In addition, the Nevada counsel’s opinion is filed as Appendix A to the Cozen O’Connor legal opinion (Exhibit 5.1).

Comment 4.      In comment 10 of our letter dated August 7, 2007, we requested that you revise your prospectus until such time as your securities have been listed on the AMEX or accepted for listing on the AMEX.  We continue to note that your securities are currently quoted on the OTCBB and appear to be “penny stocks.”  As such, please revise to remove your reference of the safe harbors in your disclosure on page 18.

Response:

The safe harbor language has been removed in its entirety.

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The Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev